EXHIBIT 12.2

United Dominion Realty, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Earnings:
Income/(loss) from continuing operations	$25,181	$11,192	$46,726	$25,199
Add (from continuing operations):
Interest on indebtedness (a)	5,083	11,652	10,109	20,263
Portion of rents representative of the interest factor	537	670	1,016	1,132
Amortization of capitalized interest	173	186	347	372
Total earnings	$30,974	$23,700	$58,198	$46,966

Fixed charges from continuing operations:
Interest on indebtedness (a)	$5,083	$11,652	$10,109	$20,263
Interest capitalized	2	5	9	9
Portion of rents representative of the interest factor	537	670	1,016	1,132
Fixed charges	$5,622	$12,327	$11,134	$21,404

Ratio of earnings to fixed charges	5.51	1.92	5.23	2.19

(a)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.